UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

ENSURGE, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

29356300

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      ☐  Rule 13d-1(b)

      ☑  Rule 13d-1(c)

      ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	29356300	Page 2 of 6

1	NAMES OF REPORTING PERSONS: Wasatch Property Development, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 26-2913123

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): Not Applicable.
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Utah

	5	SOLE VOTING POWER:

NUMBER OF		3,466,020 shares
SHARES
BENEFICIALLY	6	SHARED VOTING POWER:
OWNED BY
EACH		0 shares
REPORTING
PERSON	7	SOLE DISPOSITIVE POWER:
WITH:
3,466,020 shares

	8	SHARED DISPOSITIVE POWER:

0 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,466,020 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

12.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
CO

Item 1

(a).	Name of Issuer:

Ensurge, Inc.

(b).	Address of Issuer’s Principal Executive Offices:

4766 South Holladay Blvd., Holladay, UT 84117

Item 2

(a).	Name of Person Filing:

Wasatch Property Development, Inc.

(b).	Address of Principal Business Office:
4766 South Holladay Blvd., Holladay, UT 84117

(c).	Citizenship:

Utah

(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e).	CUSIP Number:

29356300

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(J)	☐	A non-US Institution in accordance with Rule 13d-1(b)(1)(ii)(J); or

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K);

Item 4.	Ownership as of December 31, 2009:

(a)	Amount beneficially owned:

3,466,020 shares

(b)	Percent of class:

12.3%

(c)	Number of shares to which such person has:

	(i)	sole power to vote or to direct the vote:

3,466,020 shares

	(ii)	shared power to vote or to direct the vote:

0 shares

	(iii)	sole power to dispose or to direct the disposition of:

3,466,020 shares

	(iv)	shared power to dispose or to direct the disposition of:

0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following.☐

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2010
/s/ Wayne Mower
President, Wasatch Property Development, Inc.